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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              RED ROOF INNS, INC.
                           (NAME OF SUBJECT COMPANY)

                              RED ROOF INNS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   757005103

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ALAN L. TALLIS, ESQ.
                     EXECUTIVE VICE PRESIDENT, DEVELOPMENT,
                         GENERAL COUNSEL AND SECRETARY
                              RED ROOF INNS, INC.
                               4355 DAVIDSON ROAD
                              HILLIARD, OHIO 43026
                                 (614) 876-3201

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH A COPY TO:

                            JEFFREY W. TINDELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Red Roof Inns, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 4355 Davidson Road, Hilliard, Ohio 43026. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to the tender offer by RRI Acquisition Corp., a Delaware corporation ("Purchaser") that is an indirect, wholly owned subsidiary of Accor S.A., a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 16, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $22.75 per Share, or such higher per Share consideration paid by Purchaser to stockholders who have tendered Shares pursuant to the Offer, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 10, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Purchaser will be merged with and into the Company. Following consummation of the Merger (as defined below), the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect, wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent are located at Tour Maine Montparnasse, 33, avenue du Maine, Paris 75015, France and the principal executive offices of Purchaser are located at c/o Motel 6, 14651 Dallas Parkway, Suite 500, Dallas, Texas 75240.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

  CONFIDENTIALITY AGREEMENT

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated June 14, 1999, between the Company and Parent (the "Confidentiality Agreement"). The Confidentiality Agreement extends and supplements a previous confidentiality agreement, dated March 5, 1998, between the Company and Parent which contains substantially similar terms. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as
Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all nonpublic, confidential or proprietary information relating to the Company which is furnished to it by the Company, subject to certain customary exceptions (the "Confidential

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Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that for a period of one year from the date of the Confidentiality Agreement, neither it nor any of its affiliates will, without the prior written consent of the Company or the Board of Directors of the Company (the "Company Board"): (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof, or of any such successor or controlling person; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission (the "SEC")) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; (iv) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), in connection with any of the foregoing; or
(v) request the Company or any of its representatives, directly or indirectly, to amend or waive any provision of the foregoing. Additionally, Parent agreed that, for a period of one year from the date of the Confidentiality Agreement, it will not, directly or indirectly, actively solicit for employment or hire any management employee of the Company or any of its subsidiaries with whom it had contact or who became known to Parent in connection with its consideration of the Transaction, except as a result of such individual contacting Parent on his or her own initiative without any direct or indirect solicitation or encouragement by Parent.

  THE MERGER AGREEMENT

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for commencement of the Offer as promptly as practicable, but no later than the fifth business day from the public announcement of the execution of the Merger Agreement. Purchaser shall, on the terms and subject to the prior satisfaction or waiver (except that the Minimum Condition (as defined below) may not be amended or waived to below 51% of the total issued and outstanding Shares) of the conditions of the Offer, accept for payment and pay for Shares validly tendered as soon as it is legally permitted to do so under applicable law.

     The Merger Agreement also provides that Purchaser cannot decrease the Offer Price or the number of Shares sought, amend or waive the Minimum Condition to below 51% of the total issued and outstanding Shares, amend any other condition of the Offer or impose any additional conditions to the Offer without the prior written consent of the Company; provided, however, that (i) subject to applicable legal requirements, Parent may cause Purchaser to waive any condition to the Offer (other than a waiver of the Minimum Condition to below 51% of the total issued and outstanding Shares), in Parent's reasonable judgment, and (ii) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC.

     Notwithstanding the foregoing, Purchaser has agreed to extend the Offer at any time up to October 14, 1999, for one or more periods of not more than 10 business days each, if, at the initial expiration date of the Offer or any extension thereof, any condition to the Offer is not satisfied or waived. In addition, Purchaser may, in its sole discretion, extend the expiration date of the Offer at any time up to December 14, 1999, for one or more periods of not more than 10 business days each, if at October 14, 1999, (i) the applicable waiting period under the HSR Act (as defined below) has not expired or been terminated, (ii) the No Injunction Condition (as defined below) has not been satisfied or waived, as long as Parent is using its best commercial efforts to satisfy such condition or (iii) the Force Majeure Condition (as defined below) has not been satisfied or waived. Notwithstanding the foregoing, Purchaser shall be obligated to extend the Offer on written demand

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by the Company delivered on or prior to October 12, 1999, if on or prior to
October 8, 1999, Purchaser shall not have given to the Company written notice of extension of the Offer pursuant to the preceding sentence.

     Purchaser may also, in its sole discretion and without the consent of the Company, extend the expiration date of the Offer for up to 20 additional business days in the aggregate, in periods of no more than 5 business days each, if all of the conditions to the Offer have been satisfied or waived but less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Conditions to the Offer. The obligations of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there be validly tendered and not withdrawn at least 18,400,000 Shares, which represents approximately 68.3% of the total Shares issued and outstanding (the "Minimum Condition"). In addition, Purchaser is not required to accept for payment or pay for any tendered Shares, and, subject to the provisions of the Merger Agreement, may terminate the Offer, if (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or been terminated prior to the expiration of the Offer, or (b) at any time on or after July 10, 1999 and before expiration of the Offer, any of the following events shall occur and be continuing:

          (i) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency, authority, court or legislative body or commission which (A) prohibits, or imposes any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets, (B) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (C) restricts Purchaser's ability, or renders Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, or (D) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided, that Parent will have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted (collectively, the "No Injunction Condition");

          (ii) there shall be any action or proceeding pending or instituted by any domestic or foreign national or federal or state governmental regulatory or administrative agency or authority: (A) which seeks to (1) prohibit, or impose any material limitation on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets, (2) prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all the Shares or (4) impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; and (B) which Parent shall have used all reasonable best efforts to cause to be dismissed; and (C) which the Management Board or Supervisory Board of Parent shall have determined, after consultation with legal counsel, would, if adversely determined, have any of the results described in any of clauses (A)(1) through (A)(4) of this clause (ii) if the relief sought were to be obtained;

          (iii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate in any respect, disregarding for this purpose any standard of materiality contained in any such representation or warranty, as of the date of consummation of the Offer as though made on or as of such date, except, (A) for changes specifically permitted by the Merger Agreement or (B)(1) those representations and warranties that address matters only as of a particular date which are true and accurate as of such date or (2) where the failure of such representations and warranties to be true and correct, does not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole;

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          (iv) the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it (including, without limitation, if the Company shall have entered into any definitive agreement or any agreement in principle with any Person (other than Parent, Purchaser or any affiliate thereof) with respect to an Acquisition Proposal (as defined below) or similar business combination with the Company);

          (v) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the Nasdaq National Market System or the Paris Stock Exchange, which suspension or limitation shall have continued for at least five New York Stock Exchange trading days, (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in France or any limitation (whether or not mandatory) by Federal, state or foreign authorities on the extension of credit by lending institutions, which moratorium, suspension or limitation is reasonably likely to materially affect the ability of Parent to pay for the Shares, (C) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or France and reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole or materially and adversely affect the consummation of the Offer, or (D) in the case of any occurrence set forth in clauses (A), (B) and (C) above existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (the "Force Majeure Condition"); or

          (vi) the Merger Agreement shall have been terminated in accordance with its terms;

which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

     As used in the Merger Agreement, any reference to any event, change or effect having a material adverse effect on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the consolidated financial condition, businesses or results of operations of such entity (or, if used with respect to a group of entities, of such group of entities taken as a whole); provided, however, that the effects of changes that are generally applicable to (i) the hotel, motel or travel industries, (ii) the United States or French economy or (iii) the United States or French securities markets shall be excluded from such determination; and provided, further, that the following shall also be excluded from such determination: any adverse effect resulting, directly or indirectly, in whole or in part, from (x) the execution of the Merger Agreement and the announcement of the Merger Agreement and the transactions contemplated hereby, including, but not limited to, any stockholder litigation brought or threatened against the Company or any member of the Company Board in respect of the Merger Agreement, the Offer or the Merger, and (y) any change in the market price of the Shares, in and of itself.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and the provisions of the DGCL, Purchaser shall be merged with and into the Company (the "Merger"), with the Company continuing to be governed by Delaware law as the Surviving Corporation and an indirect wholly owned subsidiary of Parent. In the Merger, each issued and outstanding Share (other than Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock, Shares owned by any subsidiary of the Company or Shares held by stockholders who properly exercise their appraisal rights under the DGCL) shall be converted into the right to receive the Offer Price, without interest.

     The Merger Agreement also provides that (i) the directors of Purchaser and the officers of the Company, immediately prior to the effective time of the Merger (the "Effective Time"), shall be the initial directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws, and (ii) the Certificate of Incorporation and By-laws of Purchaser will be the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation.

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     Treatment of Options; Stock Purchase Plan.  Pursuant to the Merger
Agreement, the Company shall take all actions necessary such that as of the date of the consummation of the Offer, and contingent upon the consummation of the Offer, each outstanding employee stock option to purchase Shares (in each case, an "Option") granted under the Company's Amended and Restated 1994 Management Equity Incentive Plan and the Company's 1995 Director Stock Option Plan (collectively, the "Option Plans"), whether or not then exercisable or vested shall be cancelled.

     The Merger Agreement provides that the Company or Purchaser shall pay to each holder of a cancelled Option, in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share of each such Option. The Merger Agreement provides that all applicable withholding taxes attributable to the payments made thereunder or to distributions contemplated thereby shall be deducted from the amounts payable thereunder and all such taxes attributable to the exercise or deemed exercise of Options shall be withheld.

     Except as otherwise agreed to by the parties to the Merger Agreement and to the extent permitted under the Option Plans, (i) the Option Plans shall terminate as of the date of the consummation of the Offer and (ii) the Company shall take all action necessary to ensure that following the date of the consummation of the Offer no holder of Options shall have any right thereunder to acquire any equity securities of the Company, or any direct or indirect subsidiary of the Company. See "Arrangements with Executive Officers, Directors or Affiliates of the Company -- Employee and Director Stock Options."

     Pursuant to the Merger Agreement, the Company shall take all necessary or appropriate actions so that (i) all outstanding rights shall be exercised for all participants in the Amended and Restated 1996 Employee Stock Purchase Plan in accordance with its terms and (ii) such plan is terminated in accordance with its terms, the Internal Revenue Code of 1986, as amended (the "Code"), and other applicable law.

     Directors. The Merger Agreement provides that, promptly upon Purchaser's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Parent or Purchaser, use its reasonable best efforts to cause Parent's designees to be so elected, including by increasing the size of the Company Board or by securing the resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Company Board shall consist of at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent shall always have its designees represent at least a majority of the entire Company Board.

     The Merger Agreement also provides that from and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment to the Merger Agreement, termination of the Merger Agreement by the Company, extension of time for performance of any of the obligations of Parent or Purchaser, waiver of any condition or any of the Company's rights or remedies under the Merger Agreement or any amendment to the Certificate of Incorporation or By-laws of the Company may be effected only by the unanimous vote of the entire Company Board.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement.

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     The Merger Agreement also provides that the Company shall, if required by applicable law in order to consummate the Merger, (i) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable best efforts (A) to obtain and furnish the information required by the SEC to be included in the Proxy Statement (as defined below) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (B) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders, and (ii) subject to the fiduciary obligations of the Company Board under applicable law as advised by independent counsel, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and approval and adoption of the Merger Agreement. Parent agrees that it will vote, or cause to be voted, all of the Shares owned by it, Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and approval and adoption of the Merger Agreement. In the event that Parent, Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, each of the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with
Section 253 of the DGCL.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the Company, Parent and Purchaser with respect to, among other things, (i) organization, (ii) authority to execute and deliver the Merger Agreement, (iii) no conflict with any agreement, governmental authorization or charter document, (iv) required consents and approvals and (v) accuracy of information to be supplied for inclusion in Schedule 14D-1 or
Schedule 14D-9.

     In the Merger Agreement, the Company has also made certain representations and warranties relating to, among other things, (i) capitalization, (ii) accuracy of documents and reports filed with the SEC, including financial statements, (iii) absence of undisclosed liabilities, litigation and material adverse changes, (iv) employee benefit plans/ERISA, (v) compliance with applicable laws, (vi) taxes, (vii) properties, (viii) environmental matters,
(ix) intellectual property, (x) material contracts, (ix) labor matters, (xii) restrictions on business activities, (xiii) year 2000 compliance, (xiv) voting requirements for the approval of the Merger and (xv) the receipt of fairness opinions.

     In the Merger Agreement, Parent and Purchaser have also made representations and warranties relating to, among other things, (i) financing,
(ii) ownership of Shares and (iii) operations of Purchaser.

     Interim Operations. The Company has agreed that, among other things, between the date of the Merger Agreement and prior to the time Parent's designees have been elected to, and constitute a majority of, the Company Board, unless Parent otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement or as required by applicable laws or regulations of any Governmental Entity, national stock exchange or over-the-counter market (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course of business consistent with past practices and (b) the Company shall not, directly or indirectly, (i) sell, transfer or pledge or agree to sell, transfer or pledge any Shares or capital stock of any of its subsidiaries beneficially owned by it, either directly or indirectly; (ii) amend or cause to be amended its Certificate of Incorporation or By-laws or similar organizational documents of any of its subsidiaries; (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its subsidiaries; or (iv) except as contemplated by the Merger Agreement, amend or change the period, or permit any acceleration, amendment or change, of exercisability of any Option granted under an Option Plan or authorize cash payments in exchange for any Option.

     In addition, under the Merger Agreement, neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance pursuant to the exercise of Options outstanding on the date of the Merger Agreement; (iii) transfer,

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lease, license, sell, mortgage, pledge, dispose of or encumber any right to any trademark, service mark or trade name owned by it or over which it has any right whatsoever, including, without limitation, enter into any franchise agreements (excluding transactions consummated or agreements made pursuant to commitments existing prior to the date of the Merger Agreement and disclosed in writing to Parent and Purchaser other than the construction projects in Revere, Massachusetts or downtown Cleveland, Ohio); (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, purchase, acquire or encumber any (A) real property (other than furniture, fixtures and equipment which shall be treated as personal property), including, without limitation any motel or other lodging facility or (B) any personal property having an aggregate fair market value of $100,000 in a single transaction or a series of related transactions (excluding for purposes of this clause (iv) transactions consummated or agreements made pursuant to commitments existing prior to the date of the Merger Agreement and disclosed in writing to Parent and Purchaser other than the construction projects in Revere, Massachusetts or downtown Cleveland, Ohio); (v) incur or modify any indebtedness or other liability; provided, however, the Company may borrow money for use in the ordinary and usual course of business and; provided, further, however, that neither the Company nor any of its subsidiaries shall make any borrowing or incur any indebtedness or other liability that would cause the Company's consolidated debt to exceed $502 million (excluding borrowings made or indebtedness incurred solely to finance any fees and expenses relating to the Transactions to be paid by the Company; provided, however, that the Company shall have the right to cure any failure to comply with this clause (v) by taking, no later than the Expiration Date, any action that is not otherwise in violation of the provisions of the Merger Agreement (which action may include, without limitation, additional capital contributions from one or more of its stockholders without any further issuance of equity or other securities to any such stockholder)); (vi) enter into any agreement for the management of any motel or other lodging facility owned or leased by the Company or any of its subsidiaries or management by any other Person of a motel or other lodging facility owned by the Company or any of its subsidiaries; (vii) make any capital expenditures in excess of $2.1 million during the Company's third fiscal quarter and $1.6 million during the Company's fourth fiscal quarter of 1999; (viii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (ix) modify, amend or terminate any of its Significant Contracts (as defined below) or waive, release or assign any rights or claims thereunder;
(x) permit any material insurance policy naming the Company or any of its subsidiaries as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent; (xi)(A) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other Person, (B) make any loans, advances or capital contributions to, or investments in, or acquisitions of, any other Person (other than to subsidiaries of the Company), or (C) enter into any commitment or transaction with respect to any of the foregoing (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (xii) change any of the accounting methods used by the Company unless required by GAAP or applicable law; (xiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (xiv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time (except for representations made as of a specific date); (xv) increase the compensation payable or to become payable to its officers, directors or key employees; (xvi) terminate any officer or other key employee, grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any Subsidiary or establish, enter into or terminate or amend any Benefit Plan; (xvii) fail to use best efforts to preserve intact the business organizations, goodwill, rights, licenses, permits and franchises of the Company and its subsidiaries and maintain its existing relationships with customers, suppliers and other Persons having business dealings with them; (xviii) fail to keep in full force and effect adequate insurance coverages and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; and (xix) authorize or enter into an agreement to do any of the foregoing.

     Notwithstanding the foregoing, in the event that Purchaser shall extend the Offer beyond October 14, 1999, except if such extension is made at the written demand of the Company, the Company and its subsidiaries shall, during the period of such extension, be permitted to (i) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any right to any trademark, service mark or trade name owned by it or over which it has any right whatsoever, including, without limitation, to enter into any franchise agreements in the ordinary and usual course of business consistent with past practices; (ii) transfer, lease, license, sell, mortgage, pledge, dispose of, purchase, acquire or encumber any other assets, including, without limitation any motel or other lodging facility in the ordinary and usual course of business consistent with past practices; (iii) enter into any agreement for the management of any motel or other lodging facility by the Company or any of its subsidiaries or management by any other Person of a motel or other lodging facility owned or leased by the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practices; and (iv) modify, amend or terminate any of its Significant Contracts or waive, release or assign any rights or claims thereunder in the ordinary and usual course of business consistent with past practices. Prior to taking any of the foregoing actions, the Company, in each instance, shall consult with Parent and Purchaser and, from time to time thereafter at the request of Purchaser or Parent, shall keep them fully informed with respect to such action.

     The term "Significant Contract" means any contract, agreement or commitment, whether oral or written, to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties, assets and rights of any kind whatsoever are bound, as each such contract or commitment may have been amended, modified or supplemented, (i) which has a term ending one year or more from the date of its execution and may not be terminated by the Company in its sole and absolute discretion upon no more than 30 days' notice without penalty or payment in an amount in excess of $1,000, (ii) pursuant to which the Company or any Subsidiary expects to or is scheduled to receive (assuming full performance pursuant to the terms thereof) revenue of, or to pay (assuming full performance pursuant to the terms thereof), $200,000 or more during the 12-month period following the date of the Merger Agreement, or
(iii) which has been or, as of the date of the Merger Agreement, would be required to be, filed as an exhibit to any document required to be filed by the Company pursuant to the Exchange Act.

     No Solicitation. Pursuant to the Merger Agreement, the Company and its subsidiaries have agreed not to (and to use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys or other agents retained or acting on behalf of the Company or its subsidiaries not
to), (i) initiate, solicit or encourage (including by way of furnishing non-public information), directly or indirectly, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal; (ii) engage in negotiations or discussions with, or furnish any information or data to any third party relating to an Acquisition Proposal; or
(iii) enter into any agreement with respect to or approve any Acquisition Proposal; provided, however, that the Company and the Company Board and its officers, employees, accountants, consultants, counsel, financing sources and other representatives (A) may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if the Company Board determines in good faith, based upon advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with the Company Board's fiduciary duties under applicable law and (B) may take and disclose to its stockholders a position with respect to any tender or exchange offer by a third party, or amend or withdraw such recommendation, pursuant to the Rules 14d-9 and 14e-2 of the Exchange Act.

     For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, the Company or its material subsidiaries pursuant to a merger, consolidation or other business combination, recapitalization, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving the Company or its material subsidiaries other than the transactions contemplated by the Merger Agreement.

     For purposes of the Merger Agreement, "Superior Proposal" means any proposal to acquire, directly or indirectly, for consideration consisting of cash or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company and its stockholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed.

     The Merger Agreement also provides that except to the extent such action would be inconsistent with the Company Board's fiduciary duties under applicable law, as determined by the Company Board in good faith, based upon advice of its outside legal counsel, the Company shall (i) promptly inform Parent in writing of any provision of information, as described above, or of any Acquisition Proposal and the identity of the recipient of such information and/or the Potential Acquiror and the terms of such Acquisition Proposal and (ii) keep Parent reasonably informed of the status of any such Acquisition Proposal. The Company has agreed that any non-public information furnished to a Potential Acquiror shall be limited to that non-public information that has been furnished to Parent and Purchaser and shall be furnished pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the Confidentiality Agreement.

     In the Merger Agreement, the Company has agreed that the Company Board shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal unless, in each case, the Company Board determines in good faith, after receiving written advice from its financial advisor, that such Acquisition Proposal is a Superior Proposal and, based upon advice of its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. The Company Board shall not authorize the Company to enter into any agreement with respect to an Acquisition Proposal (even if it is a Superior Proposal).

     Employee Matters. Under the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor, in accordance with their terms, and to make required payments when due under, all Benefit Plans maintained or contributed to by the Company or any Subsidiary or to which the Company or any Subsidiary is a party (including, but not limited to, employment, incentive and severance agreements and arrangements), that are applicable with respect to any employee, director or stockholder of the Company or any Subsidiary (whether current, former or retired) or their beneficiaries; provided, however, that the foregoing shall not preclude the Surviving Corporation from amending or terminating any such Benefit Plan in accordance with its terms. Parent, Purchaser and the Company each acknowledge that consummation of the Offer shall constitute a "Change in Control" for purposes of each Benefit Plan in which such concept is relevant, notwithstanding any provision of any such Benefit Plan to the contrary.

     Bonus Plans. Under the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to pay to each participant in the 1999 Management Incentive Plan (the "MIP") on the date of the Merger Agreement, as soon as practicable following December 31, 1999, an amount equal to (i) the maximum amount payable to such participant pursuant to the MIP multiplied by
(ii) a fraction (A) the numerator of which is that number of days which have elapsed during calendar year 1999 up to and including the consummation of the Offer, plus 30 days (but in no event greater than the total number of days in calendar year 1999) and (B) the denominator of which is the number of days in calendar year 1999. See "Arrangements with Executive Officers, Directors or Affiliates of the Company -- Employee and Director Stock Options."

     In addition, Parent has agreed to cause the Surviving Corporation to maintain in effect through December 31, 1999 each of the following Benefit
Plans: (i) Incentive Compensation Plan, (ii) Sales and Marketing Sales Incentive Plan, (iii) Franchise Sales Commission, and (iv) Reservations Incentive Plan, in each case, as such plan is in effect as of the date of the Merger Agreement.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that:

     (a) from and after the consummation of the Offer, Parent shall cause the Surviving Corporation (which shall include providing any necessary funds to the Surviving Corporation, if necessary) to, indemnify, defend and hold harmless any person who is, has been, or will become, prior to the Effective Time, an officer or director, employee or agent (the "Indemnified Party") of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case, to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect as of the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit. In the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, Parent shall cause the Company (or the Surviving Corporation if after the Effective Time) (which includes the provision of necessary funds to the Surviving Corporation, if necessary) to periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto;

     (b) all rights to indemnification and all limitations on liability existing in favor of the Indemnified Party as provided under Delaware law, the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect as of the date of the Merger Agreement shall survive the Merger and continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, that in the event any claims are asserted or made within such six year period, all rights to indemnification in respect of any such claims shall continue until disposition of any and all such claims; provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's Certificate of Incorporation or By-laws or such agreements, as the case may be, will be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent;

     (c) in the event Parent or Purchaser or any of their successors or assigns
(i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and Purchaser assume the obligations set forth above; provided that, in the case of any assignment, Parent and Purchaser shall remain liable for all of their respective obligations; and

     (d) Parent shall cause the Surviving Corporation (which shall include the provision of necessary funds to the Surviving Corporation, if necessary) to maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time (provided, that Parent may substitute therefor policies with reputable and financially sound carriers of at least the coverage and amounts containing terms which are no less advantageous to the insured parties) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to cause the Surviving Corporation to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall cause the Surviving Corporation (which shall include the provision of necessary funds to the Surviving Corporation, if necessary) to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium; provided further, if such insurance coverage cannot be obtained at all, Parent shall purchase all available run-off insurance policies with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to the terms of the Merger Agreement does not exceed the Maximum Premium.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) if required by applicable law and the Company's Certificate of Incorporation, the Merger Agreement will have been approved and adopted by the requisite vote of the Company's stockholders in order to consummate the Merger;
(b) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (c) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic Governmental Entity of competent jurisdiction which prohibits consummation of the Merger; (d) all foreign and domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and be in effect at the Effective Time except for such consents the failure of which to obtain would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; and (e) there will be no order or injunction of a foreign or United States federal or state court or other Governmental Entity of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and (d) Parent, Purchaser or their affiliates will have purchased Shares pursuant to the Offer or the Tender and Voting Agreement; provided, that Parent and Purchaser shall not be entitled to rely on the condition set forth in clause
(d) if Purchaser shall have failed to purchase Shares pursuant to the Offer as a result of a breach of its obligations under the Merger Agreement.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof: (a) by the mutual consent of Parent and the Company; (b) by either the Company or Parent (i) if any Governmental Entity or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action (which order, decree, injunction, ruling or other action the parties to the Merger Agreement shall have used their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, injunction, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate the Merger Agreement shall have used all reasonable best efforts to challenge such order, decree, injunction or ruling, (ii) if Parent or Purchaser shall have terminated the Offer and any option granted in the Tender and Voting Agreement has not been exercised and is not exercisable, provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase Shares in the Offer, or (iii) if the Offer shall not have been consummated prior to the Expiration Date as the same may be extended from time to time in accordance with the Merger Agreement and any option granted in the Tender and Voting Agreement has not been exercised and is not exercisable; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that has proximately contributed to the occurrence of the failure of the Offer to be consummated; (c) by the Company (i) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, however, that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is in material breach of the Merger Agreement, or (ii) if, prior to the purchase of Shares pursuant to the Offer, there shall be a material breach by either Parent or Purchaser of any of the material covenants or agreements applicable to it contained in the Merger Agreement that is not cured within 15 business days after Parent and Purchaser receive written notice from the Company of the occurrence of such breach; or (d) by Parent, if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, Parent, Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, however, that Parent may not terminate the Merger Agreement pursuant to this provision if Parent or Purchaser is in material breach of the Merger Agreement.

     Effect of Termination; Non-Recommendation Fee. In the event of the termination of the Merger Agreement as provided above, the Merger Agreement requires that written notice thereof will be promptly given to the other parties specifying the provision of the Merger Agreement pursuant to which such termination is being made and, thereafter, the Merger Agreement will become null and void and there will be no liability on the part of Parent or the Company, except for fraud or breach of the Merger Agreement. In the event that the Company Board (i) withdraws or modifies or proposes to withdraw or modify, in any manner adverse to Parent or Purchaser, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (ii) approves or recommends, or proposes to approve or recommend any Acquisition Proposal, then the Company shall, on the next succeeding business day, pay to Parent, by wire transfer of immediately available funds to an account designated by Parent, an amount equal to $30 million.

  TENDER AND VOTING AGREEMENT

     Concurrently with the execution of the Merger Agreement, Purchaser, Parent, and each of The Morgan Stanley Real Estate Fund, L.P., Morgan Stanley Real Estate Investment Management, Inc. and Morgan Stanley Real Estate Co-Investment Partnership II, L.P. (collectively, the "MS Entities") entered into a Tender and Voting Agreement (the "Tender and Voting Agreement"), with respect to the 18.4 million Shares owned in the aggregate by the MS Entities. The following is a summary of the material provisions of the Tender and Voting Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender and Voting Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined below shall have the meanings set forth in the Tender and Voting Agreement.

     Tender of Shares. Pursuant to the Tender and Voting Agreement, each MS Entity has agreed to tender or cause the record owner thereof to tender, pursuant to and in accordance with the terms of the Offer, and not withdraw, any and all of its Shares (the "Owned Shares"). The Tender and Voting Agreement provides that each MS Entity will receive, for all Owned Shares tendered by it in the Offer and accepted for payment and purchased by Purchaser, a price for each of its Owned Share equal to the Offer Price, but not any additional amounts paid or payable to holders of Shares that do not participate in the Offer by reason of rights of appraisal, rights of dissent or otherwise. Pursuant to the Tender and Voting Agreement, Parent and Purchaser have agreed not to decrease the price to be paid to the Company's stockholders in the Offer below $22.75 per Share and each MS Entity has agreed to waive any rights of appraisal or rights to dissent from the Merger that it may have. The Parent has also agreed that on the date that the Owned Shares are accepted for payment and purchased by Purchaser pursuant to the Offer, Parent or Purchaser, as the case may be, shall make, or cause to be made by the Paying Agent, payment to each MS Entity of the purchase price for all of the Owned Shares that are tendered by it and accepted for payment and purchased by Purchaser, by wire transfer to such account as is designated by such MS Entity in the letter of transmittal which accompanies the tender of such Owned Shares.

     Voting of Shares; Proxy. Pursuant to the Tender and Voting Agreement, each MS Entity has agreed to vote (or cause to be voted) its Owned Shares and, in connection therewith, has granted to Parent and certain employees of Parent and/or its subsidiaries an irrevocable proxy to vote its Owned Shares in connection with any meeting of the Company's stockholders, or in connection with any written consent of the Company's stockholders, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Voting Agreement and any actions required in furtherance thereof and (ii) against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger, including any Acquisition Proposal (other than the Offer and the Merger). Such irrevocable proxy shall terminate upon the termination of the Tender and Voting Agreement.

     Grant of Option. The Tender and Voting Agreement provides for the grant by each MS Entity to Purchaser of an irrevocable option to purchase all of its Owned Shares at a price per Share equal to the Offer Price. Under the Tender and Voting Agreement, such option shall become exercisable, in whole, but not in part, only if either of the following shall occur (each a "Triggering Event"):
(i) the Offer is terminated without Purchaser purchasing Shares thereunder solely because the Minimum Condition has not been met, or (ii) the Offer is consummated without that MS Entity having tendered all its Owned Shares in accordance with the terms of the Tender and Voting Agreement. However, Purchaser shall not be entitled to purchase Owned Shares pursuant to any option if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement. Upon the purchase of the Owned Shares of any MS Entity pursuant to the applicable option, Purchaser shall complete the Merger in accordance with, and subject to the terms and conditions set forth in, the Merger Agreement.

     Exercise of Option. Under the Tender and Voting Agreement, if Purchaser wishes to exercise any option granted by an MS Entity, Purchaser shall send a written notice (the "Exercise Notice") to such MS Entity stating that it wishes to purchase such MS Entity's Owned Shares pursuant to such exercise and the place, the date (not less than one nor more than 20 business days from the Exercise Notice), and the time for closing of such purchase; provided, that no Exercise Notice shall be valid unless contemporaneously therewith an Exercise Notice is delivered to all other MS Entities with respect to all other options that are then exercisable and which provides for a contemporaneous closing. An Exercise Notice shall be delivered by Purchaser not later than 10 business days after the occurrence of a Triggering Event, and, if such a notice is not delivered by such date, the options shall terminate automatically and be of no further force and effect. Purchaser is not obligated to deliver any Exercise Notice and may allow the options to terminate without purchasing any Shares thereunder; provided, however, that once Purchaser has delivered to an MS Entity an Exercise Notice, subject to the terms and conditions set forth in the Tender and Voting Agreement, Purchaser shall be bound to effect the purchase of the relevant Owned Shares as described in such Exercise Notice.

     Restrictions on Transfer of Shares and Solicitation. During the term of the Tender and Voting Agreement, each MS Entity has agreed that it will not directly or indirectly: (i) transfer to any Person any or all of its Owned Shares; or (ii) grant any proxies or powers of attorney, deposit any of its Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares. However, the Tender and Voting Agreement does permit an MS Entity to transfer any or all of its Owned Shares to an affiliate of such MS Entity which is or agrees to be bound by the Tender and Voting Agreement; provided, that such transferring MS Entity shall continue to remain liable for all of its obligations under the Tender and Voting Agreement.

     No Solicitation. Under the Tender and Voting Agreement, each MS Entity has also agreed, solely in its capacity as a stockholder of the Company, that it and its subsidiaries or affiliates will not, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing non-public information) any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal or (ii) engage in any negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal. The MS Entities have agreed to promptly inform Parent of the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials received by the MS Entities in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which the MS Entities may receive in respect of any Acquisition Proposal. The MS Entities have also agreed to promptly request each person that has heretofore received any non-public information in connection with its consideration of an Acquisition Proposal to return all such non-public information furnished to such person by or on behalf of the MS Entities, the Company or any of the Company's subsidiaries.

     Notwithstanding any provision in the Tender and Voting Agreement to the contrary, any action taken by the Company or any member of the Company Board or any affiliate of any MS Entity as a financial advisor to the Company in his or its capacity as such in accordance with the terms of the Merger Agreement shall be deemed not to violate the terms of the Tender and Voting Agreement.

     Termination. The Tender and Voting Agreement, and all rights and obligations of the parties thereunder, shall terminate upon the earlier of (i) the date on which Purchaser shall have purchased and paid for all of the Owned Shares of the MS Entities in accordance with the terms of the Offer or pursuant to the exercise of the options granted by the MS Entities, (ii) the date on which the options shall have expired in accordance with the Tender and Voting Agreement, or (iii) the date on which the Merger Agreement is terminated in accordance with its terms.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

  EMPLOYMENT AGREEMENTS

     Cash Employment Agreement. The Company and Francis W. Cash entered into an employment agreement dated as of June 26, 1995 for an initial term of two years. Such agreement is renewed automatically thereafter for successive one-year terms. Under his employment agreement, Mr. Cash is entitled to receive an annual salary of $400,000 and a bonus in accordance with the terms of the annual cash bonus plan maintained by the Company. Both his salary and bonus may be increased from time to time by the Company Board. In addition, if Mr. Cash's employment is terminated for certain reasons, as set forth in his employment agreement, Mr. Cash will be entitled to severance benefits. Such severance benefits include the payment to Mr. Cash of his base salary for a period of 12 months if the Company elects not to renew his employment agreement and the payment of his base salary for a period of 24 months if his employment is terminated for certain other reasons set forth in his employment agreement.

     Rea Employment Agreement. The Company and David L. Rea entered into an employment agreement dated October 8, 1998. Under the employment agreement, Mr. Rea is entitled to receive an annual salary of $200,000 and a maximum bonus of up to 75% of his annual salary. In addition, if Mr. Rea's employment is terminated without cause, he will be entitled to severance benefits. The severance benefits include the payment to Mr. Rea of his base salary for a maximum period of 12 months, a prorated portion of any bonus Mr. Rea earned, group health insurance, life insurance and long-term disability coverage.

  SEVERANCE AGREEMENTS

     In January 1997, each of Francis W. Cash and Alan L. Tallis entered into separate executive severance agreements with the Company, and, in October 1998, David L. Rea entered into an executive severance agreement with the Company. Each of these agreements contains substantially identical terms. Each agreement is for a term of three years. Under these agreements, the Company must pay severance benefits to Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, if his employment is terminated as a result of a change in control of the Company, as defined in the agreements, and the termination otherwise falls within the scope of the agreements. The benefits to which Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, shall be entitled if such an event occurs include a lump-sum payment equal to three times his respective annual base salary then in effect. In addition, Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, will be entitled to a lump-sum payment equal to three times the highest bonus or short-term incentive compensation paid to him in the year preceding the change in control, unless this amount is less than three times the amount he could have earned in the year in which the change in control occurred, in which case he will be entitled to receive the higher amount.

  EMPLOYEE AND DIRECTOR STOCK OPTIONS

     The Company's Amended and Restated 1994 Management Equity Incentive Plan (the "1994 Option Plan"), filed as Exhibit 16 hereto and incorporated herein by reference is intended to promote the interests of the Company and its stockholders by providing executive officers and other key employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to develop and maintain a proprietary interest in the long term success of the Company.

     Under the 1994 Option Plan, the Compensation Committee annually awards options to purchase Shares to executive officers and key employees. The president and chief executive officer determines and recommends to the Compensation Committee the specific number of Shares underlying the options granted to all plan participants other than himself. The Compensation Committee determines the number of Shares underlying the options granted to the president and chief executive officer. The number of options granted to an eligible individual is determined based on the relative contribution or anticipated contribution of such individual to the Company's overall performance. The Compensation Committee also considers the total number of Shares underlying options already held by these individuals at the time of the grant. Commencing one year after the date of grant, each option becomes exercisable cumulatively at the rate of 25 percent per year and will expire ten years from the date such options were granted.

     The Company's 1995 Director Stock Option Plan (the "Directors' Plan"), filed as Exhibit 14 hereto and incorporated herein by reference, provides for the granting of options to directors of the Company who are not employees or officers of the Company or any subsidiary of the Company, and who are not employees, officers, directors or advisory committee members of the Morgan Stanley Real Estate Fund, L.P., or any affiliate thereof (each such individual, an "Eligible Director"). The purpose of the Directors' Plan is to encourage such directors to acquire or increase a proprietary interest in the Company, to further promote the interest of such directors in the development and financial success of the Company and to assist the Company in attracting and retaining highly qualified directors by providing them with options to purchase Shares.

     The Directors' Plan provides for administration by a committee of not less than two directors of the Company appointed by the Company Board, to serve at the discretion of the Company Board. The maximum aggregate number of Shares reserved and available for grants of options under the Directors' Plan is 60,000 Shares, subject to adjustment as provided therein. Under the Directors' Plan, at the time an individual first becomes an Eligible Director, such individual is automatically granted an option to purchase 10,000 Shares, which option becomes exercisable cumulatively at the rate of 20 percent per year, commencing one year after the date of grant. In addition, immediately following each annual meeting of the stockholders of the Company, each Eligible Director is automatically granted an option to purchase 1,000 Shares, which option becomes fully exercisable on the date granted. All options granted under the Directors' Plan will expire ten years from the date such options were granted.

     Upon consummation of the Offer, all outstanding options, whether granted pursuant to the 1994 Option Plan or the Directors' Plan, will become fully exercisable and vested. Each option shall be cancelled and the holder of the option will receive an amount equal to the product of (A) the excess of $22.75 over the exercise price per Share of each such option and (B) the number of Shares relating to such option.

  1999 MANAGEMENT INCENTIVE PLAN

     The purpose of the 1999 Management Incentive Plan is to provide incentive compensation to officers and key employees who contribute to the achievement of the Company's principal business objectives. Awards are based on a combination of the Company's earnings per share and the participant's individual performance. The 1999 Management Incentive Plan is administered by the Compensation Committee. The complete text of the 1999 Management Incentive Plan is filed as Exhibit 17 hereto and is incorporated herein by reference.

  CHANGE IN CONTROL SEVERANCE PLAN

     On July 10, 1999, the Board of Directors approved the terms of the Red Roof Inns, Inc. Change in Control Severance Plan (the "Severance Plan"). The terms of such plan are described below. When the Severance Plan is finalized, the Company will file an amendment to the Schedule 14D-9 setting forth the principle terms of the Severance Plan and shall file the plan document as an exhibit thereto. Under the Severance Plan, severance benefits will be provided to certain active employees whose employment is terminated other than for cause (to be defined in the Severance Plan) or who terminate employment if the terms of their employment after the Effective Time are not at least comparable to the terms of their employment prior to the Closing, in either case, within two years following the Closing. Those employees who are party to either a severance agreement or an employment letter agreement with severance provisions will receive pay and benefits as determined by such agreement. To the extent that any payment or benefit under the Severance Plan differs from those provided in such agreement (on an item-by-item basis), the employee will receive the greater of the payments and/or benefits under the Severance Plan or the payments and/or benefits under such agreement. Severance payments under the Severance Plan will be based on years of service. Employees in salary grades 15 and above will receive a minimum of 20 weeks of base pay, while employees in salary grades 12, 13 and 14 will receive a minimum of 16 weeks of base pay and employees in salary grades 11 and below will receive a minimum of 8 weeks of base pay. In addition, participants will receive a pro rata bonus, welfare benefit coverage, outplacement services and reimbursement of legal fees incurred in any dispute arising under the Severance Plan. The participant must sign a mutual release of claims prior to receiving benefits under the Severance Plan.

  INDEMNIFICATION

     The Merger Agreement also provides for Parent to cause the Surviving Corporation, which shall include the provision of necessary funds to the Surviving Corporation, if necessary, to indemnify, among other persons, its officers and directors against liabilities arising out of, among other things, (i) the fact that such person was a director or officer of the Company or any of its subsidiaries or (ii) the Merger Agreement or any of the transactions contemplated thereby, in each case, to the full extent permitted under Delaware law or the Company's Certificate of Incorporation or By-laws or the Company's existing indemnification agreements. Parent has also agreed in the Merger Agreement that all rights to indemnification and all limitations on liability provided to directors and officers in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time. Additionally, Parent has agreed that it shall cause the Surviving Corporation, which shall include the provision of necessary funds to the Surviving Corporation, if necessary, to maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Time; provided, that Parent may substitute therefor policies with reputable and financially sound carrier of at least the same coverage and amounts containing terms which are no less advantageous to the insured parties and; provided, further, that the aggregate premium for such insurance at any time during such period shall not exceed 200% of the per annum rate of premiums paid by the Company on the date of the Merger Agreement. See "The Merger Agreement -- Directors' and Officers' Insurance and Indemnification."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE COMPANY BOARD

     The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit 4, and is incorporated herein by reference.

     (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

     BACKGROUND

     Beginning in the middle of 1997, as a result of (i) changes in the real estate capital markets, (ii) changes in the lodging sector in general, including a trend toward consolidation, and (iii) the trading range of the Company's common stock, the Company's management, in periodic consultation with the Company's directors and the MS Entities, began to explore preliminarily various possible strategic and financing alternatives to enhance long-term stockholder value. These alternatives included, among others, changes in the Company's growth plans and strategy, an increased emphasis on franchising, joint ventures, acquisitions of other economy segment lodging chains, a sale of the Company as a whole, a separation of all or part of the Company's owned real estate from its management and franchising business, a leveraged recapitalization, a leveraged buyout, a sale/leaseback of the Company's owned real estate and a common stock repurchase program.

     In November 1997, Parent met with the MS Entities at the offices of Morgan Stanley & Co. Incorporated ("Morgan Stanley") in New York City to express its interest in pursuing a transaction with the Company. The MS Entities informed Parent that the Company was considering various alternatives to maximize stockholder value and that one alternative under consideration would involve separating the Company's management and franchising business from its real estate operations. A discussion ensued concerning Parent's potential interest in acquiring the management and franchising business from the Company and then entering into lease agreements with the Company pursuant to which Parent would lease the Company's owned inns. No specific proposals were made by either party at that meeting, although the MS Entities and Parent continued to indicate a willingness to have further discussions. On November 18, 1997, the MS Entities sent a letter to Parent reiterating their interest in exploring such a transaction and outlining for Parent what they believed to be some of the likely benefits. In their letter, which did not propose any price for the management and franchising business, the MS Entities requested that Parent provide it with an indication of what value range it would place on the management and franchising business.

     In January 1998, the Company engaged Morgan Stanley, an affiliate of the MS Entities, to serve as its financial advisor and to assist it in analyzing the various strategic alternatives referred to above. As part of this assignment, the Company asked Morgan Stanley to identify parties who might have an interest in pursuing a business combination with the Company. With the assistance of the Company's management, Morgan Stanley identified and reviewed a list of leading candidates, including Parent, that might be expected to have an interest in engaging with the Company in one or more of the strategic transactions referred to above. In addition to companies who were thought to have a potential interest in pursuing a business combination with the Company in its current form, Morgan Stanley also identified companies that were thought to have a potential interest in either the Company's owned real estate and/or its management and franchising business. After the development of the list, members of the Company's senior management and/or Morgan Stanley had a number of informal discussions and meetings with these parties (including several discussions that were initiated by such parties) to assess the feasibility of the Company's strategic alternatives and the potential level of interest of such parties in pursuing one or more of these alternatives.

     On January 13, 1998, the MS Entities received a letter from Parent in which Parent expressed interest in the concept discussed in November 1997 between Parent and the MS Entities and in the MS Entities' November 18, 1997 letter.

     On February 20, 1998, representatives of Morgan Stanley and J.P. Morgan & Co. Incorporated ("J.P. Morgan"), financial advisor to Parent, met to discuss various issues relating to process and the structure of a transaction between Parent and the Company. At such meeting, Morgan Stanley informed J.P. Morgan that notwithstanding the previous conversations between the MS Entities and Parent, the Company had a strong preference for a transaction that involved the Company in its entirety and, accordingly, was seeking from Parent a valuation of the Company in its entirety.

     On March 5, 1998, a meeting was held in Paris, France among certain members of the senior management of each of the Company, Parent and Morgan Stanley. No specific proposals were made by either party at that meeting, although the Company and Parent continued to indicate a willingness to have further discussions to explore the possibility of a business combination or other strategic transaction involving the Company and Parent.

     In early March 1998, the Company and Parent entered into a confidentiality agreement. On March 6, 1998, the Company provided Parent with a package of non-public financial and operating information relating to the Company.

     On March 27, 1998, the Company received a preliminary written proposal from Parent. Such proposal contemplated that the Company would separate its real estate holdings from its management and franchising business and, following such separation, Parent would acquire the management and franchising business. The proposal also contemplated that Parent or an affiliate thereof would then enter into long-term leases with the Company to lease all of the Company's owned inns. The Company promptly informed Parent that such proposal was not acceptable on the basis that the price and other terms of Parent's proposal were inadequate. The Company and Morgan Stanley reiterated that the Company was interested in a valuation of the Company in its entirety and a transaction involving the Company in its entirety.

     Beginning in April and continuing through July 1998, Morgan Stanley contacted a number of parties that might be expected to have an interest in engaging in a business combination with the Company. Further, the Company engaged tax and legal advisors to assist the Company in evaluating the merits and feasibility of separating the Company's management and franchising business from its real estate operations.

     On April 2, 1998, Parent provided the Company with a revised written proposal to acquire the Company in its entirety that valued the Company at $20.00 per Share. The proposal was conditioned upon Parent's completion of due diligence and provided that the proposal would remain outstanding until April 16, 1998.

     On April 9, 1998, Morgan Stanley met with Parent in Paris to discuss Parent's most recent proposal. During such meeting, Morgan Stanley advised Parent that its revised proposal was not acceptable because the Company believed that there were strategic alternatives available to it that could generate stockholder value in excess of the proposed $20.00 per Share.

     On April 24, 1998, Morgan Stanley met with Parent and reiterated that, while the Company was willing to consider a sale of its management and franchising business, albeit on terms more attractive than those previously proposed by Parent, the Company had a strong preference for a transaction that involved the entire Company. Morgan Stanley advised Parent that the parties did not share a common view on the Company's earnings potential and that the Company believed that its projections justified a higher valuation.

     On May 6, 1998, Morgan Stanley sent a letter to Parent to advise Parent that none of Parent's proposals to date were attractive to the Company. Morgan Stanley suggested that it might be productive for the Company, Parent and their respective advisors to meet to review the Company's business plan and to develop a more complete understanding of the Company's value and the potential synergies that could be derived from combining the Company with Parent's Motel 6 business.

     Over the next month, discussions between the Company's and Parent's management and between Morgan Stanley and J.P. Morgan progressed through various meetings and telephone calls during which Parent was provided with extensive financial and operating information relating to the Company, including various analyses prepared by Morgan Stanley relating to the Company's valuation.

     On June 2 and 3, 1998, representatives of each of the Company, Parent, Morgan Stanley and J.P. Morgan met at the Company's headquarters in Columbus, Ohio. Members of the Company's senior management made presentations on various elements of the Company's business and led tours of, among other things, a typical inn, the headquarters facility, the reservations center and the MIS data center.

     In early July 1998, Parent verbally advised Morgan Stanley of its continued interest in acquiring the Company at a price of approximately $20.00 per Share, but potentially less. Morgan Stanley indicated to Parent that a price of $20.00 or less was not attractive to the Company. Following discussions among the parties and their financial advisors, on July 12, 1998, Parent advised Morgan Stanley that it was no longer interested in pursuing a business combination with the Company at that time.

     During the remainder of July 1998 through the middle of August 1998, the Company continued to analyze, with the assistance of Morgan Stanley, various alternatives for enhancing stockholder value including those referred to above.

     On October 28, 1998, Parent informed Morgan Stanley that it might be interested in reinitiating discussions concerning a business combination with the Company. While Parent was invited to submit a proposal, no proposal was ever received by the Company in response to such invitation.

     From October 1998 through April 1999, Morgan Stanley contacted a number of parties that might be expected to have an interest in engaging in a business combination with the Company. Among those contacted were several parties that Morgan Stanley had previously contacted during the April to July 1998 period. After contacting such parties, members of the Company's senior management and/or Morgan Stanley had a number of informal discussions and meetings with several of these parties (including several discussions that were initiated by such parties) to assess the feasibility of engaging in a business combination or other transaction with such parties and the potential level of interest of such parties in pursuing a transaction with the Company.

     On February 10, 1999, J.P. Morgan, on behalf of Parent, contacted Morgan Stanley to reopen discussions with the Company. During the following month, there were several conversations between Morgan Stanley, Parent and J.P. Morgan. Over the course of such conversations, Morgan Stanley indicated to Parent that any proposal would have to value the Company at an amount in excess of $20.00 per Share and that, based on prior unsuccessful discussions, the Company and the MS Entities were skeptical that any further discussions would be productive. Parent requested that a meeting be arranged for April 6, 1999 with representatives of each of Parent, the Company, J.P. Morgan, Morgan Stanley and the MS Entities. Parent indicated that it would be prepared at such time to provide an all cash proposal to acquire the Company.

     On April 6, 1999, representatives of each of Parent, J.P. Morgan, Morgan Stanley and the MS Entities met at the offices of Morgan Stanley in New York City. While Parent informed the Company at such meeting that it was not ready to provide a specific proposal, it indicated that the price therein would be "within striking distance of" $20.00 per Share. Upon determining that such range was approximately $20.00 per Share, Morgan Stanley reiterated to Parent that the Company had no interest in a transaction at such level. Parent then requested an additional two to three days to provide the Company with a specific proposal.

     On April 7, 1999, the Company received a one page due diligence request list from J.P. Morgan which also contained a number of questions for the Company to respond to. The Company responded to such list on April 8, 1999 and provided Parent with additional operating and financial data relating to the Company. Also, on or about April 10, 1999, J.P. Morgan delivered to Morgan Stanley a term sheet outlining the potential structure, required internal approvals and due diligence process being contemplated by Parent. No price was indicated in such term sheet.

     Throughout the month of April 1999, numerous conversations took place among Morgan Stanley, J.P. Morgan and Parent. While Parent's Chairman indicated to Morgan Stanley his desire to consummate a transaction with the Company, he advised Morgan Stanley that Parent would need additional time to evaluate further the situation and develop a specific proposal.

     From the end of April through early May 1999, Morgan Stanley, in consultation with the Company's senior management, began evaluating certain recapitalization alternatives to enhance stockholder value, including an enhanced stock repurchase program, a leveraged recapitalization and a leveraged buyout. On May 6, 1999, at a regularly scheduled meeting of the Company Board, Morgan Stanley updated the Company Board on the discussions with Parent and certain other third parties as well as its review of various other strategic alternatives, including those referred to in the preceding sentence. The Company's senior management and Morgan Stanley advised the Company Board that, in light of the Company's past history with Parent and the continuing delays by Parent, it was unlikely that Parent would put forward an attractive proposal.

     During May 1999, the Company entered into discussions with several other third parties regarding a business combination. In the case of one of these parties (the "Other Party"), the Company was provided with a preliminary proposal. While such proposal was subject to numerous conditions, including, among other things, due diligence, both the Company and the Other Party expressed a willingness to continue discussions. Over the next month and a half, Morgan Stanley and the Company provided the Other Party with selected financial and operating data relating to the Company. During the course of such discussions, which continued through the last week of negotiations with Parent, the Company and Morgan Stanley determined that the price and terms of such proposal were not as attractive as those being offered by Parent.

     On June 1, 1999, Parent delivered to Morgan Stanley a letter addressed to the Company and setting forth a proposal to acquire the Company. The proposal contemplated that Parent would acquire all of the outstanding Shares for $21.00 per Share in cash. The proposal indicated that while it was subject to the completion of certain confirmatory due diligence items, it was not contingent on the receipt of any financing. The proposal contemplated that the MS Entities would enter into a tender and voting agreement pursuant to which Parent would be granted an option to purchase the MS Entities' Shares at the same price being paid to the Company's other stockholders pursuant to the Offer and the Merger. Parent indicated in its proposal that its tender offer for the Shares would be conditioned upon a minimum of 90% of the outstanding Shares being tendered into the Offer. The proposal was also conditioned upon final approval by Parent's Supervisory Board. The proposal was made on the express condition that its existence and all of its contents would remain strictly confidential and not be disclosed to anyone other than senior members of the Company's management, Morgan Stanley, the MS Entities and their respective advisors.

     On June 7, 1999, Morgan Stanley and J.P. Morgan met to review Parent's most recent proposal. Morgan Stanley informed J.P. Morgan that the proposed price of $21.00 per Share was not attractive to the Company, as the Company believed it could justify a higher valuation. Notwithstanding that there was still not an agreement on price, it was agreed that it would be productive for the parties to begin drafting the necessary transaction documents and for Parent to continue its due diligence review of the Company to determine if there were material issues other than price that required resolution by the parties.

     On June 14, 1999, the Company and Parent entered into a new confidentiality agreement which was meant to confirm, extend and otherwise supplement the prior confidentiality agreement, dated March 5, 1998, between the Company and Parent. From June 22 through June 26, 1999, Parent and its advisors conducted additional due diligence on the business, operations and financial performance of the Company, including meetings near the Company's headquarters in Columbus, Ohio with members of the Company's senior management, Morgan Stanley and the Company's accountants, Deloitte & Touche LLP.

     On June 17, 1999, J.P. Morgan distributed to the Company, Morgan Stanley and the MS Entities initial drafts of each of the Merger Agreement and the Tender and Voting Agreement, copies of which were then forwarded to the Company's legal counsel and the MS Entities' legal counsel.

     On July 1, 1999, J.P. Morgan informed Morgan Stanley that Parent, having completed its due diligence review of the Company, was able to reconfirm its offer of $21.00 per Share. On July 2, 1999, Morgan Stanley advised J.P. Morgan that a price per Share of $21.00 was not acceptable to the Company.

     On July 6, 1999, while the Company and Parent had not yet reached an agreement on price, Morgan Stanley and the Company's legal counsel met with Parent and its legal and financial advisors at Morgan Stanley's offices in New York City, and commenced negotiations with respect to the terms of the Merger Agreement and the Tender and Voting Agreement. Such negotiations continued until the evening of July 10, 1999 when the parties agreed upon the forms of the definitive agreements.

     During the evening of July 6, 1999, the Company Board held a special telephonic meeting. At such meeting, the Company Board was advised by Morgan Stanley and the Company's legal counsel of the status of a possible transaction with Parent. No decision was reached by the Company Board at this meeting, but it was the consensus of the directors that the Company's management, Morgan Stanley and the Company's legal counsel should continue to negotiate with Parent and report back to the Company Board once the Company's management was prepared to make a recommendation.

     On July 8, 1999, Parent indicated to the Company and Morgan Stanley that, subject to, among other things, the satisfaction of open issues relating to the terms and conditions of the Merger Agreement and the Tender and Voting Agreement, it would be willing to propose purchasing all of the Shares at a price of $22.75 per Share in cash.

     On the evening of July 10, 1999, the Company Board held a special meeting in New York City to review, with the advice and assistance of the Company's legal and financial advisors, the strategic, financial and legal considerations concerning a possible transaction with Parent, and the final proposed terms and conditions of the proposed Merger Agreement. At such meeting, each of Morgan Stanley and CIBC World Markets Corp. ("CIBC World Markets") delivered to the Company Board an oral opinion (which was subsequently confirmed by delivery of a written opinion dated July 10, 1999) as to the fairness of the $22.75 per Share cash consideration from a financial point of view, and the Company's legal counsel reviewed with the Company Board the material terms and conditions of the Merger Agreement. The Company Board was also informed by Morgan Stanley of the discussions that Morgan Stanley had held with several other third parties, including the Other Party, and that neither the proposal put forth by the Other Party nor any of the discussions that Morgan Stanley had held with other third parties were likely to lead to a transaction more attractive than the Offer and the Merger. Following the Company Board's review of the final terms of the Merger Agreement, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

     Later on the evening of July 10, 1999, the Company and Parent executed and delivered the Merger Agreement, and Parent, Purchaser and the MS Entities executed and delivered the Tender and Voting Agreement.

     On the morning of July 12, 1999, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of this press release is filed as Exhibit 6 to this Schedule 14D-9.

     REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE COMPANY BOARD

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

           1. the presentations and views expressed by management of the Company (at meetings of the Company Board held throughout the past two years) regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remains independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with various parties, currently and over the past few years, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company;

           2. the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price represents (i) a premium of approximately 24% over the $18.3125 closing price of the Shares on the NYSE on the last full trading day preceding the public announcement of the execution of the Merger Agreement, and (ii) a premium of approximately 27.5% over the 30-day average trading price of $17.85 per Share;

           3. the extensive arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $22.75 per Share represented the highest price per Share that could be negotiated with Parent;

           4. the separate opinions of Morgan Stanley and CIBC World Markets, each dated July 10, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the $22.75 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. The full text of the written opinions dated July 10, 1999 of Morgan Stanley and CIBC World Markets, which set forth the assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Exhibits 4 and 5, respectively, and are incorporated herein by reference. The opinions of Morgan Stanley and CIBC World Markets are directed only to the fairness, from a financial point of view, of the $22.75 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and are not intended to constitute, and do not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read such opinions carefully in their entirety;

           5. that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

           6. that, although the Company Board has the ability under the Merger Agreement to withdraw or modify its recommendation in the event of a superior third party proposal, this possibility was viewed as remote in light of (i) the $30 million non-recommendation fee that would be payable to Parent, (ii) the fact that the Company does not have the ability to terminate the Merger Agreement upon the occurrence of such an event, and
     (iii) the MS Entities having committed to tender their Shares pursuant to the Tender and Voting Agreement, which Shares represent in excess of a majority of the outstanding Shares;

           7. the limited conditions to the Offer and the Merger, including that neither the Offer or the Merger is subject to the receipt by Parent of any financing;

           8. that all of the Company's stockholders would generally be treated the same, with all stockholders being able to participate in the Offer and receive the same per Share consideration upon Purchaser's acceptance for payment, and payment for, the Shares;

           9. that, in the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor, in accordance with their terms, and to make required payments when due under all of the Company's employee benefit plans and all employment, incentive and severance agreements and arrangements with respect to employees, former employees or directors of the Company;

          10. the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement;

          11. that, in the Merger Agreement, the Company has the ability to cause Purchaser to extend the Offer up to December 14, 1999 if certain conditions are not satisfied as of any Expiration Date, as extended;

          12. the other provisions of the Merger Agreement, including the parties' representations, warranties and covenants;

          13. the consents and approvals required to consummate the Merger and the favorable prospects for receiving all such consents and approvals;

          14. the likelihood of the consummation of the transactions contemplated by the Merger Agreement;

          15. Parent's ability to consummate the Offer and the Merger on an expedited basis;

          16. that each of the MS Entities who collectively hold approximately 68.3% of the issued and outstanding Shares have indicated their willingness to execute the Tender and Voting Agreement and thereby, among other things, agree to (i) tender their Shares into the Offer, (ii) grant Parent their irrevocable proxies to vote the Shares held by such stockholders in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger, including any Acquisition Proposal (other than the Offer and the Merger), and (iii) grant Parent an option to purchase their Shares in the event that such stockholders fail to tender into the Offer;

          17. that the Tender and Voting Agreement, once executed by the MS Entities, would effectively preclude the possibility of accepting a higher third party offer since the MS Entities own in excess of a majority of the outstanding Shares;

          18. the business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to finance the Offer;

          19. the current and anticipated status of the lodging industry in the United States, and the economy segment in particular, including increasing competition; and

          20. economic conditions and developments in real estate markets which have made it more difficult to purchase economy lodging properties at prices acceptable to the Company.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

     In receiving the advice of Morgan Stanley and in approving the Merger and the Merger Agreement and in determining whether to recommend that the Company's stockholders (i) accept the Offer, (ii) tender their Shares pursuant to the Offer, and (iii) approve the Merger and approve and adopt the Merger Agreement, the

Company Board was aware of and recognized the affiliated relationship with the MS Entities, the largest beneficial holders of Shares. Accordingly, the Company Board thought it appropriate to engage an independent financial advisor to render a fairness opinion. See Item 5.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  MORGAN STANLEY & CO. INCORPORATED

     Pursuant to the terms of a letter agreement, dated February 17, 1998, as extended through January 30, 1999 and subsequently further extended through December 30, 1999, and a letter agreement, dated June 30, 1999 (collectively, "Morgan Stanley Letter Agreement"), the Company retained Morgan Stanley, in part, to assist the Company as its financial advisor in connection with a potential recapitalization merger, sale or other significant transaction involving the Company (a "Transaction").

     The Company has agreed to pay to Morgan Stanley a transaction fee (the "Transaction Fee") calculated as a percentage of the Aggregate Value (as defined below) of the Transaction. The "Aggregate Value" of the Transaction shall be equal to the value of the consideration paid for the Company's common equity (or, in the case of a sale of assets, the consideration paid for such assets), plus the value of any direct or indirect debt, capital lease, and preferred stock obligations of the Company assumed, retired, or defeased in connection with the Transaction. The Aggregate Value of the Offer and the Merger is approximately $1.1 billion. Accordingly the Transaction Fee payable to Morgan Stanley pursuant to the Morgan Stanley Letter Agreement is $6.15 million. The Transaction Fee is payable upon consummation of the Offer.

     The Company has also agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses incurred by Morgan Stanley (including fees and disbursements of counsel, and of other consultants and advisors retained by Morgan Stanley) in connection with the matters contemplated by the Morgan Stanley Letter Agreement, and to indemnify Morgan Stanley (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Morgan Stanley's engagement.

     Morgan Stanley has provided certain investment banking services to the Company from time to time for which it has received customary compensation. Morgan Stanley has also in the past provided financial advisory and financing services to Parent unrelated to the Offer and the Merger and has received fees for the rendering of such services. Morgan Stanley is an affiliate of the MS Entities which own in the aggregate 18,400,000 Shares or approximately 68.3% of the total issued and outstanding Shares and such affiliates have four of the nine seats on the Company Board. In addition, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company and Parent.

  CIBC WORLD MARKETS CORP.

     Pursuant to the terms of a letter agreement, dated July 8, 1999, the Company also retained CIBC World Markets to render an opinion to the Company Board in connection with the Offer and the Merger. The Company has agreed to pay CIBC World Markets for its services an aggregate fee of $475,000. The Company also has agreed to indemnify CIBC World Markets and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. CIBC World Markets and its affiliates have in the past provided investment banking and commercial services to the Company unrelated to the Offer and the Merger, for which services CIBC World Markets and its affiliates have received compensation. In the ordinary course of business, CIBC World Markets and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth on Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act, which Shares shall be exchanged in the Merger).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

  9 5/8% SENIOR NOTES DUE 2003

     The Company is a party to an Indenture, dated as of December 17, 1993 (the "Indenture"), by and between the Company and The Bank of New York, as Trustee (the "Trustee"), which governs the Company's 9 5/8% Senior Notes due 2003 (the "Notes"). The Indenture provides that the Company cannot consummate a merger with or into any other Person (as defined in the Indenture) unless it complies with the provisions of Section 5.01 thereof ("Section 5.01"). Among other things, Section 5.01 provides that prior to such merger, the Company must deliver to the Trustee (i) an Officers Certificate (as defined in the Indenture) (attaching arithmetic computations to demonstrate compliance with clauses (iii) (Consolidated Net Worth Test) and (iv) (Interest Coverage Ratio Test) of Section 5.01) and (ii) an Opinion of Counsel, in each case, stating that the merger and such supplemental indenture complies with Section 5.01 and that all conditions precedent provided for in the Indenture relating to such merger have been complied with.

     The Indenture also provides that upon the occurrence of a Change in Control (as defined in the Indenture), which would include, among other things, the consummation of the Offer and the exercise of the Option granted to Purchaser by the MS Entities with respect to the Shares owned by the MS Entities, each holder of the Notes shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the provisions of Section 4.11 of the Indenture ("Section 4.11") at a purchase price equal to 101% of the principal amount thereof plus accrued interest (if any) to the date of purchase. Within 30 days of the consummation of the Change in Control, the Company must mail a notice to the Trustee and each holder stating, among other things, that a Change of Control has occurred, that the Change of Control Offer (as defined in the Indenture) is being made pursuant to Section 4.11 and that all Notes validly tendered will be accepted for payment. The Change of Control offer must be made in compliance with the provisions of

Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent that such laws and regulations are applicable in the event that a Change of Control occurs and the Company is required to repurchase the Notes under Section 4.11.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Confidentiality Agreement, dated June 14, 1999, between Red
            Roof Inns, Inc. and Accor S.A.
Exhibit 2 Agreement and Plan of Merger, dated as of July 10, 1999, by and among Accor S.A., RRI Acquisition Corp. and Red Roof
            Inns, Inc.
Exhibit 3 Tender and Voting Agreement, dated as of July 10, 1999, by and among Accor S.A., RRI Acquisition Corp., The Morgan
            Stanley Real Estate Fund, L.P., Morgan Stanley Investment
            Management, Inc. and Morgan Stanley Real Estate
            Co-Investment Partnership II, L.P.
Exhibit 4   Letter to Stockholders from Francis W. Cash dated July 16,
            1999*
Exhibit 5   Opinion of Morgan Stanley & Co. Incorporated dated July 10,
            1999*
Exhibit 6   Opinion of CIBC World Markets Corp. dated July 10, 1999*
Exhibit 7   Joint Press Release issued by the Company and Parent on July
            12, 1999
Exhibit 8 Employment Agreement, dated as of June 26, 1995, by and between the Company and Francis W. Cash
Exhibit 9 Employment Agreement, dated as of October 8, 1998, by and between the Company and David L. Rea
Exhibit 10  Agreement, dated January 30, 1997, by and between the
            Company and Francis W. Cash
Exhibit 11  Agreement, dated January 30, 1997, by and between the
            Company and Alan L. Tallis
Exhibit 12 Amended and Restated Agreement, dated October 7, 1998, by and between the Company and David L. Rea
Exhibit 13  Nonqualified Defined Benefit Pension Agreement, dated
            December 1997, between Red Roof Inns, Inc. and Francis W.
            Cash
Exhibit 14  1995 Director Stock Option Plan
Exhibit 15  1996 Employee Stock Purchase Plan
Exhibit 16  Amended and Restated 1994 Management Equity Incentive Plan
Exhibit 17  1999 Management Incentive Compensation Plan

------------------
* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RED ROOF INNS, INC.

                                          By:       /s/ DAVID L. REA

                                            ------------------------------------
                                          Name: David L. Rea
                                          Title:  Executive Vice President,
                                                  Chief Financial Officer
                                                  and Treasurer

Dated: July 16, 1999

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about July 16, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Red Roof Inns, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On July 10, 1999, the Company, Accor S.A., a corporation organized under the laws of France ("Parent"), and RRI Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $22.75 per Share, net to the seller in cash, and (ii) Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment by Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Parent, subject to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding. The Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Company Board or securing the resignations of incumbent directors. Notwithstanding the foregoing, the Merger Agreement requires that, until the Effective Time, the Company Board shall include at least two directors who were members of the Company Board on the date that the Merger Agreement was executed.

     The following table sets forth certain information with respect to the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, each individual is a citizen of the United States. Unless otherwise noted, the business address of each designee is c/o Motel 6 G.P. Inc., 14651 Dallas Parkway, Suite 500, Dallas, Texas 75240.

NAME OF                                                      PRINCIPAL OCCUPATION(S)
PARENT DESIGNEE                        AGE                  DURING PAST FIVE (5) YEARS
---------------                        ---    ------------------------------------------------------
Georges Le Mener.....................  51     Chairman of the Board, President and Chief Executive
                                              Officer of Purchaser since 1999. President and Chief
                                              Executive Officer of Motel 6 G.P. Inc. ("Motel 6")
                                              since January 1993. Director and treasurer of AHMA
                                              Educational Institute. Mr. Le Mener is a citizen of
                                              France.
Emmett J. Gossen, Jr. ...............  57     Executive Vice President-Corporate Affairs of
                                              Purchaser since 1999. Executive Vice
                                              President-Corporate Affairs of Motel 6 since July
                                              1992.
Armand E. Sebban.....................  60     Director and Executive Vice President and Chief
                                              Financial Officer of Purchaser since 1999. Executive
                                              Vice President and Chief Financial Officer of Motel 6
                                              since February 1993. Mr. Sebban is a citizen of
                                              France.
Alan J. Rabinowitz...................  42     Senior Vice President-General Counsel and Secretary of
                                              Purchaser since 1999. Senior Vice President-General
                                              Counsel of Motel 6 since January 1997. Vice President
                                              and Assistant General Counsel of Motel 6 from
                                              September 1994 through December 1996. Assistant
                                              General Counsel of Motel 6 from September 1993 to
                                              September 1994.
Sven Boinet..........................  46     Member of the Management Board of Parent in charge of
                                              hotel activities since January 1997. Executive Vice
                                              President of Parent since 1992. Director of Purchaser
                                              since 1999. Director of Groupe Lucien Barriere since
                                              1989. Mr. Boinet is a citizen of France. The business
                                              address of Mr. Boinet is Tour Maine M33 avenue du
                                              Maine, Paris 75015 France.
Benjamin Cohen.......................  60     Member of the Management Board of Parent since 1997.
                                              Executive Vice President of Parent since 1992. Chief
                                              Financial Officer from 1994 to 1997. Director of
                                              Purchaser since 1999. Director of Tourism Asset
                                              Holdings Ltd. Mr. Cohen is a citizen of France. The
                                              business address of Mr. Cohen is Tour Maine M33 avenue
                                              du Maine, Paris 75015 France.

     Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of July 16, 1999. Unless otherwise noted, each director is a citizen of the United States. Unless otherwise noted, the business address of each director is c/o Red Roof Inns, Inc., 4355 Davidson Road, Hilliard, Ohio 43026.

                                                                                               DIRECTOR
                                                                                                OF THE
NAME OF DIRECTOR AND                                     PRINCIPAL OCCUPATION(S)               COMPANY
POSITION(S) WITH THE COMPANY           AGE             DURING PAST FIVE (5) YEARS               SINCE
----------------------------           ---    ---------------------------------------------    --------
Thomas E. Dobrowski..................  55     Managing Director, Real Estate and                 1994
  Director                                    Alternative Investments at General Motors
                                              Investment Management Corporation since
                                              December 1994. Director, Real Estate Natural
                                              Resource Investments at General Motors
                                              Investment Management Corporation from March
                                              1992 to November 1994. Director of
                                              Manufactured Home Communities, Inc. and
                                              Capital Trust Inc. Trustee of Equity Office
                                              Properties Trust. Serves on the advisory
                                              committees and boards of several private real
                                              estate investment entities.
John A. Henry, IV....................  33     Joined Morgan Stanley & Co. Incorporated in        1998
  Director                                    1988 and in December 1998 became Principal of
                                              Morgan Stanley & Co. Incorporated and Morgan
                                              Stanley Realty Incorporated. Chief Financial
                                              Officer of Morgan Stanley Real Estate Funds
                                              since 1998. Has held various positions at
                                              Morgan Stanley & Co. Incorporated in
                                              corporate finance, real estate investment
                                              banking and real estate principal investing.
Francis W. Cash......................  57     Chairman of the Board since June 1996.             1995
  Chairman of the Board,                      President, Chief Executive Officer and
  President, and Chief                        Director of the Company since July 1995.
  Executive Officer                           President, Chief Operating Officer and
                                              Director of NovaCare, Inc. from October 1992
                                              to June 1995.
Edward D. Powers.....................  67     Chairman and Chief Executive Officer of            1996
  Director                                    Powers Holdings, Inc. since 1988. Powers
                                              Holdings, Inc. has two divisions, Curtis
                                              Electronics and Firebrick Engineers, Inc.
                                              Director of ARM Financial Group, Inc., a
                                              holding company for National Integrity
                                              Insurance Company, since 1993.
Owen D. Thomas.......................  38     Joined Morgan Stanley & Co. Incorporated in        1996
  Director                                    1987 and became a Managing Director of Morgan
                                              Stanley & Co. Incorporated in December 1995.
                                              President of Morgan Stanley Real Estate Funds
                                              since 1997.

                                                                                               DIRECTOR
                                                                                                OF THE
NAME OF DIRECTOR AND                                     PRINCIPAL OCCUPATION(S)               COMPANY
POSITION(S) WITH THE COMPANY           AGE             DURING PAST FIVE (5) YEARS               SINCE
----------------------------           ---    ---------------------------------------------    --------
Michael E. Foster....................  50     Joined Morgan Stanley & Co. Incorporated in        1998
  Director                                    August 1994 as Director of Morgan Stanley
                                              Real Estate Funds and became Principal of
                                              Morgan Stanley & Co. Incorporated in December
                                              1995. Served as a Consultant to American
                                              Multi-Family Trust from January 1994 to
                                              August 1994. Vice President of Goldman Sachs
                                              & Co.'s Whitehall Fund's Asset Management
                                              Group from June 1987 to December 1993. Member
                                              of the National Association of Real Estate
                                              Investment Trusts, the Urban Land Institute,
                                              the International Council of Shopping Centers
                                              and the Real Estate Board of New York.
William M. Lewis, Jr.................  43     Joined Morgan Stanley & Co. Incorporated in        1995
  Director                                    1978. Co-Head of Worldwide Mergers,
                                              Acquisitions and Restructuring Department and
                                              Co-Head of Worldwide Real Estate Investment
                                              Banking Department of Morgan Stanley Dean
                                              Witter & Co. since 1997. Member of Investment
                                              Banking Division Operating Committee and
                                              Chairman of Morgan Stanley Real Estate Funds'
                                              Investment Committee since 1997. Head of
                                              Worldwide Real Estate Investment Banking of
                                              Morgan Stanley Realty from 1993 to 1997.
                                              Member of the Urban Land Institute, the
                                              National Association of Real Estate
                                              Investment Trusts and the International
                                              Council of Shopping Centers.
Judith A. Rogala.....................  57     President of National Mobile Television since      1997
  Director                                    June 1999. President of Aramark Uniform
                                              Services from July 1997 to May 1999.
                                              Executive Vice President, Business Services
                                              Division of Office Depot, Inc. from June 1994
                                              to February 1997. President, Chief Executive
                                              Officer and Director of EQ -- The
                                              Environmental Quality Company, from August
                                              1992 to May 1994. Director of Butler
                                              Manufacturing Co. since April 1989.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of July 16, 1999. Each of the executive officers is a citizen of the United States.

                                                                                                 YEAR
                                                                                               STARTED
                                                                                               WITH THE
NAME                                   AGE                        TITLE                        COMPANY
----                                   ---    ---------------------------------------------    --------
Francis W. Cash......................  57     Chairman, President and Chief Executive            1995
                                              Officer
Alan L. Tallis.......................  53     Executive Vice President-Development, General      1994
                                              Counsel and Secretary
David L. Rea.........................  38     Executive Vice President, Chief Financial          1996
                                              Officer and Treasurer

  Business Experience

     Francis W. Cash joined the Company as President, Chief Executive Officer and Director in July 1995 and became Chairman of the Board in June 1996. Mr. Cash is responsible for the Company's day-to-day operations. From October 1992 to June 1995, Mr. Cash was President, Chief Operating Officer and Director of NovaCare, Inc., a leading medical rehabilitation company. Mr. Cash was responsible for NovaCare's day-to-day operations. From 1973 to 1992, Mr. Cash held various executive positions at Marriott Corporation.

     Alan L. Tallis joined the Company as Executive Vice President-Corporate Development in March 1994 and became Executive Vice President-Development, General Counsel and Secretary of the Company in October 1997. Mr. Tallis is responsible for the Company's development, legal and franchising activities. From 1992 to 1994, Mr. Tallis was a Managing Director of 22 Nelson Place Associates. From 1980 to 1992, Mr. Tallis served in various management positions with LaQuinta Inns, the last of which was Executive Vice President-Chief Development Officer.

     David L. Rea joined the Company as Vice President and Treasurer in September 1996. In November 1997, Mr. Rea was promoted to Senior Vice President and Treasurer. In October 1998, Mr. Rea became Executive Vice President, Chief Financial Officer and Treasurer. Mr. Rea is responsible for all of the financial functions of the Company. From April 1995 to August 1996, Mr. Rea was Vice President, Finance at DeBartolo Properties Management, Inc. From 1986 to 1995, Mr. Rea served in various management positions with T. Rowe Price Associates serving most recently as Vice President responsible for public real estate and private equity investments.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following Summary Compensation Table sets forth for the last three full fiscal years information as to the total compensation received by the chief executive officer and each other executive officer of the Company (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                   ANNUAL COMPENSATION                   AWARDS
                                        -----------------------------------------   ----------------
                                                                                       SECURITIES
                                                                                    UNDERLYING STOCK    ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR   SALARY($)   BONUS($)(1)   OTHER($)      OPTIONS($)      COMPENSATION
---------------------------             ----   ---------   -----------   --------   ----------------   ------------
Francis W. Cash.......................  1998    447,831      335,761                    125,000          206,895(2)
  Chairman of the Board, President      1997    426,500      362,525       1,671        100,000           53,317(2)
  and Chief Executive Officer           1996    408,000      408,000     370,060(3)     193,800(4)        50,061(2)
Alan L. Tallis........................  1998    238,000      118,758          --         30,000            4,856(5)
  Executive Vice
    President-Development,              1997    199,654      146,300       6,500         20,000            4,285(5)
  General Counsel and Secretary         1996    189,000      164,430          --         22,000               --
David L. Rea(6).......................  1998    165,985       84,899          --         60,000            4,248(7)
  Executive Vice President,             1997         --           --          --             --
  Chief Financial Officer and
    Treasurer                           1996         --           --          --             --
David N. Chichester(8)................  1998    341,250           --          --         50,000          626,958(9)(10)
  Former Executive Vice President       1997    325,000      207,188      24,199(3)      25,000            4,487(9)
  and Chief Financial Officer           1996    284,160      355,000(11) 219,404(3)     120,000               --

---------------
(1) The amount included in the "Bonus" column for each year includes amounts earned during that year, whether or not such amount was paid in that year or a subsequent year. The annual bonus plan was based upon the Company's attaining certain specific (a) predetermined levels of earnings per share and individual goals and objectives in 1998 and 1997 and (b) predetermined levels of earnings per share in 1996. Attainment of such goals resulted in payment of a percentage of each executive's base salary in the given year. Francis W. Cash, who was eligible to receive a bonus payment, participated in the determination of awards under the bonus plan. For 1998, the Company paid on average, 72% of the maximum bonus available to each Named Executive Officer (excluding David N. Chichester). For

     1997, the Company paid, on average, 85% of the maximum bonus available to each Named Executive Officer. For 1996, the Company exceeded its pre-tax net income and earnings per share targets, respectively, and accordingly paid the maximum bonus available to each Named Executive Officer.

(2) The Company and Francis W. Cash are parties to a non-qualified defined benefit pension agreement for the benefit of Mr. Cash. The Company recognized $198,443, $45,892 and $43,753 of expenses in 1998, 1997 and
     1996, respectively, related to such pension agreement. The Company recognized $8,452, $7,425 and $6,308 of expenses in 1998, 1997 and 1996, respectively, for the benefit of Mr. Cash for term life insurance.

(3) The Company reimbursed Francis W. Cash and David N. Chichester for certain of their relocation expenses in accordance with their respective employment agreements. The expenses reimbursed in 1997 for Mr. Chichester were $23,699. Messrs. Cash and Chichester were reimbursed $361,306 and $208,128, respectively, in 1996, related to their respective relocations.

(4) In August 1996, the Company offered participants in its stock option plan the opportunity to exchange options held by them to purchase Shares at an exercise price of $5.43 per Share for options to purchase 2.8 times as many Shares at an exercise price of $13.50 per Share. Pursuant to this offer, Francis W. Cash elected to exchange an option to purchase 51,000 Shares at an exercise price of $5.43 for an option to purchase 142,800 Shares at an exercise price of $13.50 per Share.

(5) The Company recognized $2,456 and $2,740 in 1998 and 1997, respectively, for the benefit of Alan L. Tallis for term life insurance. Mr. Tallis participated in the Company's 401(k) plan in 1998 and 1997 for which the Company contributed $2,400 and $1,545, respectively, for the benefit of Mr. Tallis. Mr. Tallis contributed $9,600 in 1998 and $6,180 in 1997, included in salary as annual compensation, for his benefit under the 401(k) plan.

(6) David L. Rea was promoted to Executive Vice President, Chief Financial Officer and Treasurer in October 1998. Prior to such promotion, Mr. Rea was not an executive officer of the Company.

(7) The Company recognized $462 of expense in 1998 for the benefit of David L. Rea for term life insurance. Mr. Rea participated in the Company's 401(k) plan and the Company's deferred compensation plan in 1998 for which the Company contributed $2,313 and $1,473, respectively, for the benefit of Mr. Rea. Mr. Rea contributed $9,252 and $9,508, included in salary as annual compensation, for his benefit under the 401(k) and deferred compensation plan, respectively.

(8) David N. Chichester resigned as a Director and as Executive Vice President and Chief Financial Officer effective October 6, 1998.

(9) The Company recognized $2,350 and $2,112 of expenses in 1998 and 1997, respectively, for the benefit of David N. Chichester for term life insurance. Mr. Chichester participated in the Company's 401(k) plan in 1998 and 1997 for which the Company contributed $2,388 and $2,375, respectively, for the benefit of Mr. Chichester. Mr. Chichester contributed $9,550 in 1998 and $9,500 in 1997, included in salary as annual compensation, for his benefit under the 401(k) plan.

(10) This amount includes $622,220 payable to, or on behalf of, David N. Chichester pursuant to the terms of the severance agreement dated October 6, 1998 between the Company and Mr. Chichester. This severance agreement expressly supersedes the severance benefit provisions of the employment agreement dated February 5, 1995 between the Company and Mr. Chichester. Under the severance agreement, the Company paid Mr. Chichester a lump sum of $517,220 in satisfaction of all amounts owed or to be owed to Mr. Chichester under the severance benefit provisions of Mr. Chichester's employment agreement, including, without limitation, all salary, bonus, accrued vacation time, relocation expense, travel expenses associated with outplacement services, entitlements under any Company sponsored benefit plan, including medical insurance, life insurance, disability insurance, and dental in-surance, and other incidental expenses which may be due and owing under the employment agreement. In addition, under the severance agreement, the Company agreed to pay on behalf of Mr. Chichester up to $105,000 for outplacement services.

(11) David N. Chichester received a bonus of $150,000 upon joining the Company in 1996.

     Stock Option Plans. The Company's Amended and Restated 1994 Management Equity Incentive Plan (the "1994 Option Plan") is intended to promote the interests of the Company and its stockholders by providing executive officers and other key employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long term success of the Company.

     Under the 1994 Option Plan, the Compensation Committee annually awards options to purchase Shares to executive officers and key employees. The president and chief executive officer determines and recommends to the Compensation Committee the specific number of Shares underlying the options granted to all plan participants other than himself. The Compensation Committee determines the number of Shares underlying the options granted to the president and chief executive officer. The number of options granted to an eligible individual is determined based on the relative contribution or anticipated contribution of such individual to the Company's overall performance. The Compensation Committee also considers the total number of Shares underlying options already held by these individuals at the time of the grant. Commencing one year after the date of grant, each option becomes exercisable cumulatively at the rate of 25 percent per year and will expire ten years from the date such options were granted.

     The Company's 1995 Director Stock Option Plan (the "Directors' Plan") provides for the granting of options to directors of the Company who are not employees or officers of the Company or any subsidiary of the Company, and who are not employees, officers, directors or advisory committee members of the Morgan Stanley Real Estate Fund, L.P., or any affiliate thereof (each such individual, an "Eligible Director"). The purpose of the Directors' Plan is to encourage such directors to acquire or increase a proprietary interest in the Company, to further promote the interest of such directors in the development and financial success of the Company and to assist the Company in attracting and retaining highly qualified directors by providing them with options to purchase Shares.

     The Directors' Plan provides for administration by a committee of not less than two directors of the Company appointed by the Company Board, to serve at the discretion of the Company Board. The maximum aggregate number of Shares reserved and available for grants of options under the Directors' Plan is 60,000 Shares, subject to adjustment as provided therein. Under the Directors' Plan, at the time an individual first becomes an Eligible Director, such individual is automatically granted an option to purchase 10,000 Shares, which option becomes exercisable cumulatively at the rate of 20 percent per year, commencing one year after the date of grant. In addition, immediately following each annual meeting of the stockholders of the Company, each Eligible Director is automatically granted an option to purchase 1,000 Shares, which option becomes fully exercisable on the date granted. All options granted under the Directors' Plan will expire ten years from the date such options were granted.

     Upon consummation of the Offer, all outstanding options, whether granted pursuant to the 1994 Option Plan or the Directors' Plan, will become fully exercisable and vested. Each option will be cancelled and the holder of the option will receive an amount equal to the product of (A) the excess of $22.75 over the exercise price per Share of each such option and (B) the number of Shares relating to such option.

                       OPTION GRANTS IN FISCAL YEAR 1998

     Shown in the table below is information on stock options granted to the Named Executive Officers to purchase Shares in fiscal year 1998.

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                              NUMBER OF       % OF TOTAL                                   ANNUAL RATES OF STOCK
                              SECURITIES       OPTIONS                                     PRICE APPRECIATION FOR
                              UNDERLYING      GRANTED TO      EXERCISE OR                      OPTION TERM(1)
                               OPTIONS        EMPLOYEES       BASE PRICE     EXPIRATION    ----------------------
NAME                          GRANTED(1)    IN FISCAL YEAR     ($/SHARE)        DATE          5%           10%
----                          ----------    --------------    -----------    ----------    ---------    ---------
Francis W. Cash.............   125,000          16.1%            18.50        1/28/08      1,454,319    3,685,529
Alan L. Tallis..............    30,000           3.9%            18.50        1/28/08        349,037      884,527
David L. Rea................    25,000           3.2%            18.50        1/28/08        290,864      737,106
                                35,000           4.5%            15.56        10/8/08        342,580      868,137
David N. Chichester(2)......    50,000           6.4%            18.50        1/28/08        581,728    1,474,212

---------------
(1) Options for Shares vest in equal amounts over a four-year period, unless otherwise noted. The vesting period will accelerate in the event of the sale of the Company or a change in control of the Company.

(2) David N. Chichester resigned as a Director and as Executive Vice President and Chief Financial Officer effective October 6, 1998. The options to purchase 50,000 Shares granted to Mr. Chichester in 1998 were cancelled effective with his resignation on October 6, 1998.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
               AND STOCK OPTION VALUES AT END OF FISCAL YEAR 1998

     The following table sets forth information with respect to the exercise of stock options during fiscal year 1998 by the Named Executive Officers and also sets forth the value of all in-the-money stock options held by such Named Executive Officers as of January 2, 1999, the last day of fiscal year 1998.

                                                           NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                            SHARES                      OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END(1)
                           ACQUIRED        VALUE       ----------------------------    ----------------------------
NAME                      ON EXERCISE    REALIZED $    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                      -----------    ----------    -----------    -------------    -----------    -------------
Francis W. Cash.........        --             --        244,300         225,500         666,133          87,938
Alan L. Tallis..........    30,000        393,975         74,000          56,000         390,710          22,750
David L. Rea............        --             --         16,250          83,750          59,688         118,733
David N.
  Chichester(2).........    12,825         29,186         53,425               0          44,013               0

---------------
(1) The value of the in-the-money options is based on the difference between the exercise price of the options and the market value of the Shares as of December 31, 1998 ($16.88), which was the last trading day prior to the end of the Company's 1998 fiscal year. The Company operates on a 52-53 week fiscal year, which ends on the Saturday nearest December 31st.

(2) David N. Chichester resigned as a Director and as Executive Vice President and Chief Financial Officer effective October 6, 1998. Pursuant to the terms of Mr. Chichester's severance agreement with the Company, all options held by Mr. Chichester that were not exercisable on October 6, 1998 were cancelled and all exercisable options expire on October 6, 2000.

COMPANY BOARD AND COMMITTEE MEETINGS

     The Company Board held four meetings during 1998 and took action by unanimous written consent three times. During 1998, all members of the Company Board attended at least 75% of all meetings of the Company Board and of the committees on which they served. The Company Board has held four meetings during 1999. The Company Board does not have a nominating committee. The full Company Board selects the nominees for directors.

     The Company Board has an Audit Committee whose members are Edward D. Powers and Judith A. Rogala. The Audit Committee is responsible for approving the engagement of the Company's independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, reviewing the scope and nature of the services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and other fees of the independent public accountants, reviewing the scope and function of the Company's internal audit department and reviewing the adequacy of the Company's internal controls. The Audit Committee met four times during 1998.

     The Company Board has a Compensation Committee whose members are Owen D. Thomas and William M. Lewis, Jr. The Compensation Committee oversees all aspects of the Company's executive compensation policies and practices, including administering the Company's annual cash bonus plan, stock option plan and stock purchase plan, determining the compensation for the president and chief executive officer and reviewing the recommendations of the president and chief executive officer concerning annual compensation adjustments for the senior executives reporting to the president and chief executive officer. The Compensation Committee did not meet during 1998, but took action by unanimous written consent 14 times.

COMPENSATION OF DIRECTORS

     Employee directors receive no additional compensation for service on the Company Board or its committees. Directors of the Company who are not employees of the Company, Morgan Stanley Dean Witter & Co. and its affiliates or General Motors Investment Management Corporation ("Outside Directors") receive an annual retainer of $10,000 paid in quarterly installments of $2,500. The Outside Directors also receive $2,000 for their attendance and participation at board meetings; $500 for their attendance and participation at committee meetings when such meetings are independent of Company Board meetings; and $500 for participating in a telephonic meeting of the Company Board. In addition, upon election to the Company Board, each Outside Director is granted an option to purchase 10,000 Shares at an exercise price equal to the closing price of the Shares on the day preceding the director's election to the Company Board. Thereafter, each Outside Director is granted, on an annual basis, an option to purchase 1,000 Shares of the Company at the market price on the date of the grant.

CERTAIN TRANSACTIONS BETWEEN MANAGEMENT AND THE COMPANY AND ITS SUBSIDIARIES

     Cash Employment Agreement. The Company and Francis W. Cash entered into an employment agreement dated as of June 26, 1995 for an initial term of two years, which is renewed automatically thereafter for successive one-year terms. Under his employment agreement, Mr. Cash is entitled to receive an annual salary of $400,000 and a bonus in accordance with the annual cash bonus plan maintained by the Company. Both his salary and bonus may be increased from time to time by the Company Board. In addition, if Mr. Cash's employment is terminated for certain reasons set forth in the employment agreement, Mr. Cash will be entitled to severance benefits. The severance benefits include the payment of Mr. Cash's base salary for a period of 12 months if the Company elects not to renew his employment agreement and the payment of his base salary for a period of 24 months if his employment is terminated for certain other reasons set forth in the employment agreement.

     Rea Employment Agreement. The Company and David L. Rea entered into an employment agreement dated October 15, 1998. Under the terms of his employment agreement, Mr. Rea is entitled to receive an annual salary of $200,000 and a maximum bonus of up to 75% of his annual salary. In addition, if Mr. Rea's employment is terminated without cause, he will be entitled to severance benefits. The severance benefits include the payment of Mr. Rea's base salary for a maximum period of 12 months, a prorated portion of any bonus Mr. Rea earned, group health insurance, life insurance and long-term disability coverage.

  Severance Agreements

     In January 1997, Francis W. Cash and Alan L. Tallis entered into separate executive severance agreements with the Company, and in October 1998, David L. Rea entered into an executive severance agreement with the Company. Each of these agreements contains substantially identical terms. Each agreement is for a term of three years. Under these agreements, the Company must pay severance benefits to Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, if his employment is terminated as a result of a change in control of the Company, as defined in the agreements, and the termination otherwise falls within the scope of the agreements. The benefits to which Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, shall be entitled if such an event occurs include a lump-sum payment equal to three times his respective annual base salary then in effect. In addition, Mr. Cash, Mr. Tallis or Mr. Rea, as the case may be, will be entitled to a lump-sum payment equal to three times the highest bonus or short-term incentive compensation paid to him in the year preceding the change in control, unless this amount is less than three times the amount he could have earned in the year in which the change in control occurred, in which case he will be entitled to receive the higher amount.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than ten percent of the Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and persons who own more than ten percent of the Shares are required by regulations issued by the Commission to furnish the Company with copies of all Section 16(a) forms that they have filed. Based solely on a review of the copies of such forms, the Company believes that during fiscal year 1998 its executive officers and directors and persons who own more than ten percent of the Shares complied with all applicable filing requirements of Section 16(a).

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth, as of July 16, 1999, the number and percentage of the outstanding Shares held by each person who, to the knowledge of the Company, beneficially owns more than five percent of the outstanding Shares, by each of the Company's directors and Named Executive Officers and by all of the directors, Named Executive Officers of the Company as a group. As of July 16, 1999, there were 26,954,512 Shares issued and outstanding. Except as set forth in the footnotes to the table, the stockholders have sole voting and investment power over such Shares.

                                                                NUMBER OF
                                                                 SHARES        PERCENTAGE
                                                              BENEFICIALLY      OF CLASS
NAME OF BENEFICIAL OWNER                                        OWNED(1)       OUTSTANDING
------------------------                                      -------------    -----------
Francis W. Cash.............................................      314,400(1)       1.17%
David N. Chichester(2)......................................       55,425(3)          *
Thomas E. Dobrowski(4)......................................              0           *
Michael E. Foster(4)........................................              0           *
John A. Henry, IV(4)........................................              0           *
William M. Lewis, Jr.(4)....................................              0           *
Edward D. Powers............................................       18,000(5)          *
David L. Rea................................................       34,717(6)          *
Judith A. Rogala............................................        7,000(7)          *
Alan L. Tallis..............................................       92,754(8)          *
Owen D. Thomas(4)...........................................              0           *
All directors, nominees and Named Executive Officers as a
  group (11 persons)........................................      522,296(9)       1.94%
Morgan Stanley Real Estate Fund, Inc.(10)...................  12,872,640(11)      47.76%
  1585 Broadway
  New York, New York 10036
Morgan Stanley Real Estate Investment Management,
  Inc.(10)..................................................   5,527,360(12)      20.51%
  1585 Broadway
  New York, New York 10036

                                                                NUMBER OF
                                                                 SHARES        PERCENTAGE
                                                              BENEFICIALLY      OF CLASS
NAME OF BENEFICIAL OWNER                                        OWNED(1)       OUTSTANDING
------------------------                                      -------------    -----------
Longleaf Partners Realty Fund, a series of Longleaf Partners
  Funds Trust(13)...........................................      2,153,400        7.99%
  6410 Poplar Avenue, Suite 900
  Memphis, Tennessee 38119

---------------
  * Less than one percent of the outstanding Shares.

 (1) Includes 313,300 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (2) David N. Chichester resigned as a Director and as Executive Vice President and Chief Financial Officer effective October 6, 1998.

 (3) Includes 53,425 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (4) Thomas E. Dobrowski, Michael E. Foster, John A. Henry, IV, William M. Lewis, Jr. and Owen D. Thomas, disclaim beneficial ownership of Shares beneficially owned by Morgan Stanley Real Estate Fund, Inc. and Morgan Stanley Real Estate Investment Management, Inc.

 (5) Includes 9,000 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (6) Includes 32,500 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (7) Includes 7,000 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (8) Includes 92,000 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999.

 (9) Includes 507,225 Shares underlying options currently exercisable or exercisable within 60 days of July 16, 1999 held by all of the directors, nominees and Named Executive Officers as a group.

(10) Michael E. Foster, John A. Henry, IV, William M. Lewis, Jr. and Owen D. Thomas, directors of the Company, are employed in various capacities by Morgan Stanley Dean Witter & Co., Morgan Stanley Real Estate Fund, Inc., Morgan Stanley Real Estate Investment Management, Inc. or one or more of their affiliated entities. Morgan Stanley Real Estate Fund, Inc. and Morgan Stanley Real Estate Investment Management, Inc. disclaim beneficial ownership of any Shares beneficially owned by these directors.

(11) Morgan Stanley Real Estate Fund, Inc. has voting control of the affairs of MSREF I, L.L.C., the general partner of The Morgan Stanley Real Estate Fund, L.P., the record owner of the 12,872,640 Shares shown above, and has voting and investment power with respect to such Shares. Morgan Stanley Real Estate Fund, Inc. is an indirect wholly-owned subsidiary of Morgan Stanley Dean Witter & Co.

(12) Morgan Stanley Real Estate Investment Management, Inc. has voting control of the affairs of MSREF I-Co, L.L.C., the general partner of Morgan Stanley Real Estate Co-Investment Partnership II, L.P., the record owner of 4,625,760 Shares, is investment manager with respect to 901,600 Shares, and has voting and investment power with respect to all such Shares. Morgan Stanley Real Estate Investment Management, Inc. is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

(13) Based on information set forth in a Schedule 13G dated February 9, 1999, which was filed by Southeastern Asset Management, Inc., investment advisor to Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. Longleaf Partners Realty Fund and Southeastern Asset Management, Inc. have shared voting and investment power with respect to the 2,153,400 Shares shown above. Southeastern Asset Management, Inc. and O. Mason Hawkins (Chairman and Chief Executive Officer of Southeastern Asset Management, Inc.) disclaim beneficial ownership of the Shares beneficially owned by Longleaf Partners Realty Fund.

                                                                     SCHEDULE II

                 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK
                OF THE COMPANY EFFECTED DURING THE PAST 60 DAYS

     (a) The following table sets forth options granted by the Company during the past 60 days:

                                                             NUMBER OF
NAME                                                      OPTIONS GRANTED    EXERCISE PRICE
----                                                      ---------------    --------------
Paul Ackerman...........................................       1,000            $ 17.75
William Blake...........................................       1,000            $ 17.75
Russell Bowers..........................................       1,000            $ 17.75
Edward Powers*..........................................       1,000            $17.625
Judith Rogala*..........................................       1,000            $17.625

     (b) The following table sets forth Shares issued by the Company pursuant to exercises of options during the past 60 days:

                                                              NUMBER OF
NAME                                                        SHARES ISSUED    EXERCISE PRICE
----                                                        -------------    --------------
John Campbell.............................................     33,000           $ 14.13
John Collins..............................................      1,250           $15.125
John Collins..............................................      1,650           $ 16.00
Ruth Ormsby...............................................      3,300           $ 14.13
Ruth Ormsby...............................................      2,250           $ 13.75

     (c) None of the MS Entities or their affiliates has engaged in any transaction in Shares during the past 60 days. Notwithstanding the foregoing, Morgan Stanley, Dean Witter & Co. and its affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage, proprietary trading and other accounts and may have engaged in transactions with respect to such Shares during the past 60 days. Morgan Stanley, Dean Witter & Co. and such affiliates disclaim beneficial ownership of such Shares.

     (d) On May 13, 1999, the Company expanded its existing share repurchase program from 1 million to 2 million Shares. Since May 13, 1999, the Company has not repurchased any Shares pursuant to the repurchase program.
---------------
* Directors

                                      II-1